TTBD, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 37,897
Adjustments to reconcile net income to net cash provided by operating activities — changes in:	
Accounts payable and accrued expenses	213
Prepaids and deposits	26
Accounts receivable	(1,902)
Related party payable to Trading Technologies International, Inc.	31,163
Net cash provided by operating activities	67,397
NET INCREASE IN CASH	67,397
CASH — Beginning of year	70,252
CASH — End of year	$ 137,649

See notes to financial statements.